STATEMENT OF FINANCIAL CONDITION

Boston Partners Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2025

(SEC I.D. No.8-15648)

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2025

Contents

Facing Page and Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-015648

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boston Partners Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Beacon Street, 30th FL
_____
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kimball	212-908-9728	mkimball@bostonpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Six Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

06/10/2004	1323
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kimball_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boston Partners Securities, L.L.C._____, as of December 31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Tel   +1 345 949 4800
Fax   +1 345 949 7164
Web   www.kpmg.com/ky

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Boston Partners Securities, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boston Partners Securities, L.L.C. (the "Company") as of December 31, 2025, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2022.

George Town, Cayman Islands
February 26, 2026


Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2025


Assets	
Cash	$12,272,719
Prepaid expenses	107,523
Receivable from Parent, net	269,410
Deferred tax assets	25,416
Total assets	$12,675,068
Liabilities and Member's Equity	
Sales commissions payable	$ 1,823,936
Other liabilities	117,329
Total liabilities	$1,941,265
Member's equity	10,733,803
Total liabilities and member's equity	$12,675,068

See accompanying notes to the statement of financial condition.


Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2025


1. Organization

Boston Partners Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Boston Partners Global Investors, Inc. (the "Parent" or "Adviser"). The Parent is a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940. The parent is a wholly-owned subsidiary of OCE US Holding, Inc., which is 100% owned by ORIX Corporation Europe N.V., based in the Netherlands, which is 100% owned by the ORIX Corporation, based in Japan. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company does not hold customer funds or safekeep customer securities. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators. The Company is registered as an Exempt Market Dealer (EMD) with the Ontario Securities Commission "OSC" in Ontario, Canada. Exempt market securities are securities issued in Canada that fall under National Instrument 45-106 and are exempt from prospectus requirements.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2025

2. Summary of Significant Accounting Policies (Continued)

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The Company holds one foreign currency cash account denominated in CAD (Canadian Dollar). The JPMorgan accounts include one interest bearing and one non-interest-bearing account. At December 31, 2025, there were no cash equivalents or restricted cash.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. The U.S. dollar ($) is the functional currency of the Company.

(e) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the statement of financial condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, the Company first determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized. Interest and/or penalties related to income taxes are recognized in income tax expense.

3. Related Party Transactions

In accordance with the placement agent agreement entered on January 29, 2025, effective January 1, 2024 between and among the Company, the Adviser and the funds managed by the Adviser, the Company serves as the placement agent for the purpose of distributing interests in these funds to investors. The Adviser has been identified as the Company's customer. In exchange for successfully introducing investors to the funds and maintaining investor relationships, the Company earns a placement fee based on a cost-plus 30% margin.

4

3. Related Party Transactions (Continued)

Pursuant to an amended Service Level and Expense Agreement ("Services Agreement") dated August 25, 2025 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually, as determined by the Parent's allocation methodology, for support services, including but not limited to, management assistance, financial, legal, compliance, human resources, accounting, information technology, data processing, the use of computer hardware and software, the use of office space, equipment and supplies, telecommunications and related services, which are provided by the Parent to the Company.

Intercompany balances are settled on a net basis periodically and presented as receivable from Parent, in the statement of financial condition.

The intercompany receivable from Parent balance of $269,410 at December 31, 2025 consists of the following amounts:

Placement fees	387,575
Administrative services costs	(78,014)
Tax	(34,441)
Legal	(5,710)
	$ 269,410

As of December 31, 2025, the Company has an income tax payable of $34,441 to the Parent, which is included in receivable from Parent balance of $269,410.

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has cash balances with JPMorgan that exceeded the balance insured by the FDIC in the amount of $12,022,719. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2025

5. Sales Commissions Payable

Included in sales commissions payable are discretionary quarterly sales commissions and discretionary annual commissions amounts due to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of funds managed by the Adviser.

6. Income Taxes

The Company is a single-member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent. Therefore, the results of the Company's operations are included in the Parent's federal, state and local income tax returns. The Parent does not file a standalone federal income tax return because it is a single member LLC that is also disregarded. The Parent is part of the OCE US Holding, Inc's consolidated federal income tax return. OCE US Holding, Inc. owns 100% of the Parent. The Parent files standalone state and local income tax returns in certain jurisdictions.

Net deferred tax asset for the year ended December 31, 2025, consists of the following amounts:

Deferred tax assets before valuation allowance	$	25,416
Less: valuation allowance		–
Total deferred tax assets	$	25,416

The temporary differences, which give rise to the Company's deferred tax assets and liabilities, consisted of the following at December 31, 2025:

Deferred tax asset:		
Consulting fees	$	27,790
Deferred tax liability:		
Consulting fees	$	(2,374)
Deferred tax asset, net	$	25,416

During the year ended December 31, 2025, the Company determined that its deferred tax assets are more-likely-than-not realizable. As such, no valuation allowance has been recorded.

6. Income Taxes (Continued)

As of December 31, 2025, the Company determined that it has no unrecognized tax benefits, nor any accrued interest or penalties related to income taxes. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The earliest federal return that is subject to tax examination is 2022. As of December 31, 2025, the Parent is currently under examination by New York City for 2018-2020. The impact of the examination is not expected to be material.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC, FINRA and Ontario Securities Commission ("OSC") adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self-regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. Failure to comply with the SEC's requests in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of

9. Net Capital Requirements (Continued)

aggregate indebtedness or $5,000. At December 31, 2025, the Company had net capital of $10,329,009, which was $10,199,591 in excess of its minimum net capital requirement of $129,418 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 18.79%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

In connection with the Company's registration as an Exempt Market Dealer with the OSC, the Company is required to maintain a minimum capital of CAD $50,000 (USD $36,480) and is subject to a deductible of CAD $10,000 (USD $7,296) under the Company's insurance policy. At December 31, 2025, the Company's excess working capital was CAD $14,100,290 (USD $10,287,677).

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivable from Parent, sales commissions payable and other liabilities, are reported at their contractual amounts, which approximate fair value.

11. Single Reportable Segment

The Company is engaged in a single line of business as a broker-dealer, which was established to serve as the placement agent for the purpose of distributing interests in funds managed by the Adviser. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses the financial metrics such as revenue or net profit to evaluate the results of the business predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2025

12. Subsequent Events

The Company has evaluated all subsequent events through February 26, 2026, which is the date the statement of financial condition was issued, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the accompanying notes.